Price Asset Management, Inc.

141 W. Jackson Blvd., Suite 1340-A

Chicago, IL 60604

October 11, 2006

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Re:	Price Fund I, L.P.

Supplement to Registration Statement on Form S-1

File #333-74176

Ladies and Gentlemen:

On behalf of Price Fund I, L.P. (the “Partnership”) I am transmitting herewith for filing, pursuant to Rule 424 (b) 3 of the Securities Act of 1933, as amended, a Supplement dated October 11 2006 to the Partnership’s prospectus dated March 31, 2006.

Please contact me if you have any questions.

Best regards,

/s/ Scott R. Baldwin
Scott R. Baldwin
Executive Vice President/Director Price Asset Management, Inc. General Partner for Price Fund I, L.P. 312-264-4311

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK

AND IS NOT SUITABLE FOR ALL INVESTORS

THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE,

OFFERING BY PROSPECTUS ONLY

DAILY ESTIMATED FUND PERFORMANCE IS AVAILABLE BY ACCESSING

THE SELLING GROUP MANAGER WEBSITE AT: WWW.UPSECURITIES.COM,

BY EMAILING: PRICEFUND@PRICEGROUP.COM, OR BY CALLING TOLL

FREE AT 800-444-7075.

PRICE FUND I, L.P.

PRICE ASSET MANAGEMENT, INC.

October 11, 2006

Dear Investor,

The net asset value of a unit as of August 31, 2006 was $904.72, up 2.51% from $882.56 per unit as of July 31, 2006. Since January 1, 2006 the fund is down 6.83%.

A traditionally slow and uneventful investment period proved to be fruitful for the partnership. The fund prospered from movements in currencies, grains and soft commodities while metals, equity indices and lumber posted modest losses.

Interest Rates: Fixed income trading was mixed. Domestic positions were not profitable as confusion about the economy abounded. The anticipated pause in the Federal Reserve’s two-year interest rate hike campaign caused barely a ripple in the U.S. markets. Prices drifted higher the remainder of the month on easing housing and inflation fears. The U.S. 10-year Treasury closed near 4.76%, almost 50 basis points under the Fed Funds target of 5.25%. However, long positions in Japanese Government bonds were able to mitigate the losses. Unanticipated news of soft inflation data sent the Japanese 10-year bond up sharply, believing the Bank of Japan will not raise interest rates again in the near future.

Currencies: The political drama in the Middle East that surfaced earlier in the summer eventually faded and so did the dollar in general terms. An announced cease fire between Israel and Hezbollah sparked dollar profit taking, helping the fund re-gain profits from long-held positions in British pounds and Canadian dollars. Conversely, handsome gains were found in short Japanese yen positions. The return of the carry-traded re-emerged as investors borrowed yen to invest in other foreign currencies. The dollar rallied sharply against the yen after the release of unexpectedly benign inflation data. Japanese core consumer prices rose only 0.2% versus a forecast +0.5%. Long positions in the Euro currency versus the yen were also profitable. The yen traded at an all time low against the Euro after the July inflation data was released

Metals: Long positions in copper and gold sustained modest setbacks in August. Copper has been buoyed for some time on strike threats and supply tightness. These fears were lessened following news that workers at the world’s largest copper mine, Chile’s Escondida, had come to a provisional settlement with management, threatening to end a 25-day strike. Gold positions took a breather as well as the reality of Middle East war and the threats of terrorism diminished.

Stock Indices: Short positions in the Nikkei and S&P sustained losses. Japanese economic news continued to show improvement, while U.S. inflation and economic news were encouraging enough to let the S&P inch higher for the majority of the month.

Meats, Softs and Lumber: Positions in coffee and cotton were offset at a loss, while the fund continued to gain ground from price movements in sugar and orange juice. The sugar market experienced technical price failure coupled with fairly extreme volatility. Short positions flourished as prices settled over 20% lower on the month. The plunge in prices followed a supply report showing a huge spike in inventories due to increased imports from the USDA’s sugar program provision. Orange juice was back on the bull-run. Prices reached 16-year highs on fears of potentially damaging Caribbean weather patterns and a much lower than expected Florida orange crop production estimate. The market is currently pricing in a cyclical weather premium.

Energies: The fund was largely absent from the energy markets in August. Prices have been volatile in all sectors resulting from global political and ecological events. The situation in Iran, global consumption, production and inventories, and the U.S. hurricane season are just some of the factors influencing prices.

Grains: Grain trading was highly profitable, specifically soybeans. Prices fell about 7.5% due to improving weather conditions and expectations of a plentiful harvest. Prices are at levels not seen since 2005.

As always, if you have any questions regarding your statement or need additional information, please do not hesitate to contact your sales representative.

Very truly yours,

Walter Thomas Price, III
Price Asset Management, Inc. General Partner of the Price Fund I, L.P.

141 West Jackson Boulevard, Suite 1340A              Chicago, IL 60604              312-264-4300

PRICE FUND I, L.P.

Unaudited Account Statement

For the Month Ending August 31, 2006

Summary Statement

STATEMENT OF INCOME(LOSS)

Trading Income (Loss)
Realized Trading Gain/(Loss)	($42,490.69)
Change in Unrealized Gain/(Loss)	104,367.95
Gain/(Loss) on Other Investments	(26.40)
Brokerage Commission	(2,413.92)

Total Trading Income	$59,436.94
Expenses
Audit Fees	$13,666.67
Administrative and Legal Fees	6,333.33
Management Fees	2,685.51
Incentive Fees	1,423.47
Other Expenses	2,385.00
Trailing Commissions	1,773.36

Total Expenses	$28,267.34
Interest Income	$5,340.25

Net Income(Loss) for the Period	$36,509.85

STATEMENT OF CHANGES IN NET ASSET VALUE(NAV)

		YOUR INVESTMENT
	Total Fund	Units	Value
Beginning of Month	$1,437,200.50	1,628.6143	$1,437,200.50
Addition	104,212.50	115.1874	$104,212.50
Withdrawal	(483.56)	(0.5345)	($483.56)
Net Income/(Loss)	36,509.85		36,509.85

Month End	$1,577,439.29	1,743.2672	$1,577,439.29
Month End NAV Per Unit	$904.72
Monthly Rate of Return	2.51%
Year to Date Rate of Return	-6.83%

To the best of our knowledge, this statement is accurate and complete:

By
Walter Thomas Price, III
General Partner of Price Fund I, L.P.